Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
(in thousands)	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
Earnings:

Pre-tax loss	$(49,941)	$(36,347)	$(64,142)	$(46,548)	$(43,639)	$(31,143)

Fixed Charges	8,551	17,307	88,273	97,277	91,981	88,612
Total Earnings (loss)	$(41,390)	$(19,040)	$24,131	$50,729	$48,342	$57,469

Fixed Charges:

Interest expense, including amortized discount and deferred debt costs	$8,250	$15,953	$81,061	$92,305	$88,883	$85,999
Interest related to VAT liability not charged to customers	0	1,079	6,528	4,205	2,293	1,808
Interest element of rent expense	301	275	684	767	805	805
Total Fixed Charges	$8,551	$17,307	$88,273	$97,277	$91,981	$88,612

Deficiency	49,941	36,347	64,142	46,548	43,639	31,143